Contact:
                                             Craig Dunham
                                             Dynasil Corporation
                                             of America
                                             Phone: (856) 767-4600
                                             Email:
                                             cdunham@Dynasil.com

         Dynasil Announces Fiscal Year 2008 Results

WEST BERLIN, N.J. - December 30, 2008 - Dynasil Corporation of America (OTCBB: DYSL.OB), announced the results of operations for its fiscal year ended September 30, 2008. Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized instruments as well as contract research. The Company supplies a broad range of applications markets in the medical, industrial, and homeland security/ defense sectors.

Fiscal year 2008 was a transformational year for Dynasil with the acquisition of Radiation Monitoring Devices, Inc. and certain assets of RMD Instruments, LLC (together, "RMD") on July 1, 2008. When compared to fiscal year 2007, revenues increased by 58.6% from $10.9 to $17.1 million and net income increased by 114.3% from $0.5 to $1.16 million. Fiscal year 2008 results included only one quarter of results from the RMD acquisition and proforma 2008 revenues with RMD were
$34.3 million. Fiscal year 2008 revenues for Dynasil's historical businesses other than RMD were up 5% and net income before tax was up 47%, from $0.43 to $0.63 million, compared to fiscal year 2007. Revenue growth and major operational improvements at Dynasil's EMF subsidiary drove those substantial gains. For Quarter 4, the RMD acquisition tripled revenues from $2.7 to $8.6 million and was the major factor in more than quadrupling net profit before taxes from $0.17 to $0.81 million.

"We are pleased with our fiscal year 2008 results, especially the technical capabilities and intellectual property acquired with RMD," said Craig T. Dunham, President and CEO. "Adding RMD was a major step in executing Dynasil's profitable growth strategy since we expect it to drive short term results as well as provide exciting technology for potential commercialization. At a time when economic conditions are impacting commercial revenues, it is very helpful to have a significant portion of revenues coming from RMD's contract research which is increasing substantially with a backlog of more than one year. We plan to build on RMD's strong cash flow by accelerating the growth of RMD's current products and targeting the commercialization of RMD's new technology for uses such as medical imaging sensors and detectors for nuclear materials for Homeland Security. We plan to continue to execute our strategy of significant and profitable growth through acquisitions and the organic growth of our business units through effective execution."

About Dynasil: Founded in 1960, Dynasil is a manufacturer of photonic products including optical materials, components, coatings and instruments for a broad range of applications markets in the medical, industrial and defense sectors. Its wholly owned subsidiaries are located in New Jersey, New York and Massachusetts.

This news release may contain forward-looking statements usually containing the words "believe," "expect," "plan", "target", "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
                                      September      September
                                         30            30
                                     -----------     ----------
                                         2008          2007
              ASSETS

Current assets
   Cash and cash equivalents          $3,882,955       $496,948
   Accounts receivable, net            3,390,703      1,284,844
   Inventories                         2,909,730      1,832,720
   Deferred tax asset                    233,500        216,100
   Other current assets                  259,896        130,548
                                     -----------     ----------
      Total current assets            10,676,784      3,961,160

Property, plant and equipment, net     2,694,290      2,436,517
Other Assets
   Intangibles, net                    7,807,414         49,475
   Goodwill                           11,014,240            -0-
   Deferred financing costs, net          81,136         30,167
   Other assets                            8,360          9,056
                                     -----------     ----------
      Total other assets              18,911,150         88,698
                                     -----------     ----------
      Total Assets                   $32,282,224     $6,486,375


  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
    Note payable to bank                 490,117       $311,870
    Current portion of long-term       1,649,101         99,237
     debt
    Accounts payable                   1,026,675        687,208
    Accrued expenses and other         1,657,168        587,872
     current liabilities
                                     -----------     ----------
      Total current liabilities        4,823,061      1,683,187

Long-term debt                        10,178,420      1,626,980

Stockholders' Equity                  17,280,743      3,176,208
                                     -----------     ----------
Total Liabilities and                $32,282,224     $6,486,375
Stockholders' Equity




DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

                              Three Months Ended        Twelve Months Ended
                                 September 30               September 30
                                  2008      2007         2008         2007
                             ----------  ----------  -----------  -----------
Sales                        $8,579,199  $2,670,619  $17,116,341  $10,794,650

Cost of Sales                 5,209,711   1,712,985   11,307,034    7,498,691
                             ----------  ----------  -----------  -----------
Gross Profit                  3,369,488     957,634    5,809,307    3,295,959

Selling, general and          2,403,162     748,636    4,359,493    2,708,886
administrative
                             ----------  ----------  -----------  -----------
Income from Operations          966,326     208,998    1,449,814      587,073

Interest expense - net          154,286      39,308      214,090      153,523
                             ----------  ----------  -----------  -----------
Income before Income Taxes   $  812,040     169,690    1,235,724      433,550

Income Tax expense (benefit)     39,336    (139,089)      73,757     (108,460)
                             ----------  ----------  -----------  -----------
Net Income                   $  772,704  $  308,779  $ 1,161,967   $  542,010
                             ----------  ----------  -----------  -----------
Net Income (Loss) per share
   Basic                          $0.05       $0.05        $0.12        $0.08
   Diluted                        $0.05       $0.04        $0.11        $0.07

Weighted average shares
  outstanding                11,992,472   7,235,170    8,412,935    6,476,128